Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

February 19, 2016

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation III (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to 90% of the offering price per Share determined as of April 6, 2016. The offering price as of February 17, 2016, the date of the Company’s most recent closing, was $8.75 per Share, but the offering price determined as of April 6, 2016 may be higher or lower than such amount. The Offer period will begin on or before February 29, 2016 and end at 5:00 P.M., Central Time, on March 30, 2016. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 6, 2016.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT 90% OF THE PUBLIC OFFERING PRICE PER SHARE DETERMINED AS OF APRIL 6, 2016, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at 90% of the public offering price per Share determined as of April 6, 2016, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 4,259,891 Shares (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2015), and (ii) the number of Shares we can repurchase with the proceeds we receive from the sale of Shares under our distribution reinvestment plan during the 2016 calendar year prior to expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on March 30, 2016.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Investment Corporation III c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Corporation III c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation III